July 19, 2011

QMM: NYSE AMEX
QTA: TSX VENTURE
NR-16-11

QUATERRA DELINEATES HIGH-GRADE, ACID-SOLUBLE COPPER ZONE AT MACARTHUR

Includes 40 feet of 3.49% total copper, the highest grade drilled on the property

VANCOUVER, B.C. — Quaterra Resources Inc. today announced that angle drilling on a spacing of about 500 feet is defining a large zone of high-grade copper mineralization north of the pit at its 100%-owned MacArthur copper project in the Yerington district of western Nevada.

Hole QM-187, drilled 2,000 feet north of the MacArthur pit, intersected 90 feet of predominantly chalcocite mineralization averaging 1.66% total copper (TCu) starting at a depth of 310 feet. This intercept includes 40 feet assaying 3.49% TCu, which is the highest-grade intercept drilled to date on the property.

Vertical holes were previously drilled on a 500-foot grid to define the overall extent of the horizontal blanket of secondary copper. Angle holes are now being collared in areas with higher grade potential to test high-angle northeast and northwest trending mineralized structures that form an important component of the acid-soluble copper deposit.

“High-grade, acid-soluble copper mineralization appears more abundant than we recognized in the past,” says Quaterra President and CEO Tom Patton. “We believe this Ridge Zone could form part of a higher grade starter pit with robust economics.”

As Quaterra’s infill drilling program has progressed from west to east across the deposit, several holes began encountering exceptionally high grades of continuous chalcocite and copper oxide mineralization in zones averaging 40 feet or more in thickness. Earlier holes intersected high-grade mineralization in the area now referred to as the “Ridge Zone”, but its extent and continuity had been uncertain because several marginally mineralized holes in the initial 500-foot spaced drilling program encountered a system of barren hornblende dikes that cross-cut the area.

The recent infill program began in April and complete results are available for 7,875 feet of drilling in 14 angle holes. Seven of the holes have intercepted significant thicknesses of greater than 0.5% TCu as shown in the table below:

	From	To	Thickness	Total Cu
Drill Hole	feet	feet	feet	%
QM-178	150.0	225.0	75.0	0.38
including	150.0	185.0	35.0	0.58

QM-180	190.0	220.0	30.0	0.89
including	190.0	210.0	20.0	1.17

QM-183	360.0	400.0	40.0	1.37

QM-187	310.0	400.0	90.0	1.66
including	315.0	355.0	40.0	3.49

QM-190	325.0	345.0	20.0	0.38
	535.0	650.0	115.0	0.48
including	535.0	580.0	45.0	0.71

QM-192	20.0	180.0	160.0	0.34
	225.0	240.0	15.0	0.58

QM-193	60.0	210.0	150.0	0.62

Assays are pending for holes QM-185, QM-188, QM-189, and QM-191

Note: All intervals calculated using 0.1% total copper cutoff.
The samples from the MacArthur drilling program are prepared and assayed by Skyline Assayers & Laboratories in Tucson, Arizona, which is accredited by the American Association for Laboratory Accreditation (A2LA - certificate no. 2953.01) and by ISO17025 compliant ALS Chemex Laboratories in Sparks, Nevada.

None of the holes listed above are included in Quaterra’s NI43-101-compliant resource estimate published on December 15, 2010. A complete table of intercepts from all holes completed in the 2011 drilling program at MacArthur as of July 15th is posted on the Company’s website.

Quaterra’s infill drilling program is expected to increase the average grade of the MacArthur deposit as new high-grade zones are defined and extended. The Ridge Zone has now been delineated over an area of approximately 2,000 feet by 1,500 feet (see map). It not only has expansion potential to the north, but also to the west where hole QM-180 intercepted 40 feet averaging 1.37% TCu at a depth of 360 feet, and to the south near the northern pit outline where hole QM-193 intercepted 150 feet averaging 0.62% TCu at a depth of 60 feet.

The Company’s drilling activities at MacArthur during the first half of 2011 also include step-out drilling, deep drilling, and large diameter (PQ) core drilling for metallurgical samples.

Step out drilling
Eight step-out holes totaling 4,735 feet (QM-167 through QM 174) have been drilled along the western margin of the deposit in eight holes to extend the outer limits of known mineralization.

The results of holes QM-167 through QM-174, drilled on a 500 feet by 500 feet grid along the western margins of the deposit, confirm that MacArthur remains open for the definition of additional acid-soluble copper mineralization.

Deep drilling
The search for a deep porphyry system at MacArthur continues, with an additional 5,755 feet of drilling completed in three deep holes at the North Porphyry prospect. Since 2008, a total of five holes have tested the North Porphyry target, which has been closed off to the south, east and west, but remains open to the north. Mineralized zones within potassic halos in holes QM-166 to the west, QM-165, and in QM-163 to the east are consistent with those that could fringe a porphyry copper center. Hole QM-100, located between QM-165 and QM-163, encountered one of the best primary copper intercepts yet identified on the project with 65 feet averaging 0.58% TCu at a depth of 1,203.5 feet. Two additional deep holes are pending completion prior to the end of third quarter of this year.

Metallurgical samples
A total of 3,285 feet have been drilled in 26 holes to provide samples for column leach tests. METCON Research of Tucson, Arizona, began loading columns from samples of the initial 11 holes in early May. Final results for the column leach tests are expected in the fourth quarter of 2011.

Future plans
Quaterra has a total of 303 drill-hole locations now permitted for drilling on the MacArthur project, including 200 recently approved and bonded locations for infill holes. Work plans for the second half of 2011 include additional infill drilling to define the extent and configuration of the high grade at the Ridge Zone; completion of the initial deep drilling program at the North Porphyry target; and an updated resource calculation and preliminary economic evaluation which will incorporate the results of the column leach tests.

Exploration maps associated with this news release are posted on the Quaterra website. A complete table of intercepts from all holes completed in the 2011 drilling program at MacArthur as of July 15th is also posted on the Company’s website.

Dr. Thomas Patton is the Qualified Person with Quaterra Resources responsible for this news release.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Gerald Prosalendis at 604-641-2755 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.